SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

O2Micro International Limited
(Name of Issuer)

American Depositary Shares (“ADS”), one of which represents fifty ordinary shares, par value $0.00002 per share
(Title of Class of Securities)

67107W100
(CUSIP Number)

August 24, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	67107W100	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON
Lloyd I. Miller, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,425,000 ADS
	6	SHARED VOTING POWER
0 ADS
	7	SOLE DISPOSITIVE POWER
1,425,000 ADS
	8	SHARED DISPOSITIVE POWER
0 ADS
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,425,000 ADS
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%[1]
12		TYPE OF REPORTING PERSON
OO**

** See Item 4.

1 The percentage reported in this Schedule 13G was calculated using number of outstanding ordinary share of 1,291,845,550 as of September 30, 2015 reported in the Issuer’s most recent 6-K filed with U.S. Securities and Exchange Commission on November 4, 2015.

Item 1(a).	Name of Issuer:	O2Micro International Limited

Item 1(b).	Address of Issuers’s Principal Executive Offices:	Grand Pavilion Commercial Centre West Bay Road,
P.O. Box 32331, SMB, George Town
Grand Cayman, Cayman Islands

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:	3300 South Dixie Highway
Suite 1-365
West Palm Beach, Florida 33405

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	ADS, one of which represents fifty Ordinary Shares, par value $0.00002 per share

Item 2(e).	CUSIP Number:	67107W100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: Mr. Miller has sole voting and dispositive power with respect to 1,425,000 of the reported securities as (i) manager of a limited liability company that is the adviser to a certain trust, (ii) manager of a limited liability company that is the general partner of a certain limited partnership, and (iii) manager of a limited liability company.

(a) 1,425,000 ADS

(b) 5.5%[2]

(c) (i) sole voting power: 1,425,000 ADS

(ii) shared voting power: 0 ADS

(iii) sole dispositive power: 1,425,000 ADS

(iv) shared dispositive power: 0 ADS

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

2 See Footnote 1.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2015	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III